Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 8 DATED JULY 1, 2022

TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 21, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions;
●	Announce our net asset value as of June 30, 2022; and
●	Update our plan of operation.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. We are continuing to offer in this Follow-on Offering up to $66,875,819 in our common stock, which represents the value of the stock available to be offered as of November 24, 2021 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of May 31, 2022, we had raised total aggregate gross offering proceeds of approximately $49,756,000 and had issued approximately 4,852,000 shares of common stock in the Offerings, purchased by approximately 3,100 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

Distributions

On March 16, 2022, our board of directors authorized a daily cash distribution of $0.0013684932 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning April 1, 2022 and ending on April 30, 2022, beginning May 1, 2022 and ending on May 31, 2022 and beginning June 1, 2022 and ending on June 30, 2022 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before July 15, 2022.

This distribution equates to approximately 4.50% on an annualized basis assuming a $11.10 per share net asset value (“NAV”) the current purchase price effective April 1, 2022, calculated for the Distribution Periods beginning April 1, 2022 and ending on April 30, 2022, beginning May 1, 2022 and ending on May 31, 2022 and beginning June 1, 2022 and ending on June 30, 2022. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

Net Asset Value Per Share as of June 30, 2022

On June 29, 2022, our board of directors approved an estimated NAV per share of our common stock of $11.18 as of June 30, 2022. This NAV per share will be effective until updated by us on or about September 30, 2022, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of June 30, 2022 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2022.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular, as supplemented, captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective July 1, 2022, the offering price per share is $11.18, our NAV per share as of June 30, 2022. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $11.18 and repurchases of shares made pursuant to the share repurchase program will be made at $11.18.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of July 1, 2022, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $260 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $350 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies.”